September 14, 2018

VIA EDGAR

Russell Mancuso
Branch Chief
Office of Electronics and Machinery
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
SANUWAVE Health, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed July 2, 2018

File No. 333-213774

Dear Mr. Mancuso:

On behalf of our client, SANUWAVE Health, Inc. (the “Company”), this letter responds to your letter, dated July 23, 2018 (the “Comment Letter”), regarding the above-referenced Amendment No. 6 to the Registration Statement on Form S-1 (the “Registration Statement”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Calculation of Registration Fee

1.
Please tell us how you determined the fee rate for your calculation.

The Company advises the Staff that an incorrect filing fee rate was inadvertently used in the calculation of the registration fee payable. The Company has revised the calculation of the registration fee payable using the current filing fee rate of $124.50 per $1,000,000.

September 14, 2018

Prospectus Cover

2.
It appears that you are registering the resale of common stock. If so, please clarify your statement regarding the prospectus relating to the “issuance” of common stock.

The Company acknowledges the Staff’s comment and confirms to the Staff that the Company is registering the resale of the Company’s common stock, $0.001 par value per share (“Common Stock”). The Company has removed the reference to the “issuance” of Common Stock on the cover page of the prospectus and has revised the disclosure in the Registration Statement to clarify that the Registration Statement relates solely to the resale of Common Stock being offered by the selling stockholders listed in the prospectus.

Description of Transactions…, page 20

3.
Regarding your response to prior comment 2:

●
It is unclear how you determined the amount of shares to deregister on your post-effective amendments. Please provide us your analysis demonstrating clearly which shares remained registered for sale after shares were deregistered as a result of a prior post-effective amendment and your reliance on Rule 457(p). Also, please tell us whether you continued to offer or sell the shares that were deregistered as a result of a prior post-effective amendment or your reliance on Rule 457(p), and if you did, what exemption from registration applied to those transactions.

●
Please provide us your analysis of how the resales of the shares of common stock referenced in clauses (2) and (3) of the explanatory note in your July 2, 2018 Post-Effective Amendment to Form S-1 (file no. 333-208676) were registered in that registration statement at the time it was declared effective.

The Company respectfully advises the Staff that, in reviewing its records regarding the determination of the amount of shares to deregister on its post-effective amendments filed on July 2, 2018 for the Registration Statement on Form S-1, file no. 333-195263 (the “2014 Registration Statement”), and the Registration Statement on Form S-1, file no. 333-208676 (the “2016 Registration Statement”), the Company determined that the post-effective amendments did not reflect the correct number of shares to deregister for such registration statements.

The Company is submitting today by electronic submission revised post-effective amendments for each of the 2014 Registration Statement and the 2016 Registration Statement with new explanatory notes that provide the corrected amounts of shares deregistered. The Company determined the amounts to deregister for each such Registration Statement as follows:

September 14, 2018

Registration Statement on Form S-1 (file no. 333-195263)
Date	Event
May 6, 2014
The 2014 Registration Statement is declared effective, registering a total of 56,793,600 shares of Common Stock for resale by certain selling stockholders, consisting of:
● 6,210,000 shares of Common Stock;
● 12,350,000 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock; and
● 38,233,600 shares of Common Stock issuable upon the exercise of certain warrants, of which (1) 23,896,000 shares of Common Stock were issuable upon the exercise of Series A warrants, and (2) 14,337,600 shares of Common Stock were issuable upon the exercise of Series B warrants.

July 2, 2018
A post-effective amendment to the 2014 Registration Statement is filed, with the following explanatory note: “The Registrant is filing this Post-Effective Amendment No. 1 to the Registration Statement to terminate the Registration Statement and deregister all of the securities thereunder that remain unsold as of the date hereof, consisting of the resale of 1,231,348 shares of the Registrant’s common stock, par value $0.001 per share, issuable upon the exercise of warrants by the selling stockholders described in the prospectus thereto.”
The Company respectfully confirms to the Staff that the 1,231,348 shares noted in such explanatory note was not the correct amount of shares to deregister. The Company instead should have deregistered 42,456,000 shares of Common Stock, which amount reflects (1) all 56,793,600 shares of Common Stock registered for resale by certain selling stockholders as of the effectiveness of the 2014 Registration Statement minus (2) all 14,337,600 shares of Common Stock issuable upon the exercise of the Series B warrants, which warrants expired unexercised in March 2015.

The Company is submitting today by electronic submission revised post-effective amendments for the 2014 Registration Statement with a new explanatory note that describes this corrected amount of shares to be deregistered.

September 14, 2018

Registration Statement on Form S-1 (file no. 333-208676)
Date	Event
February 16, 2016
The 2016 Registration Statement is declared effective, registering:
● The offering of up to $4,000,000 of units;
● The offering, to the placement agent for the units offering, of up to $400,000 of warrants and the Common Stock issuable upon the exercise of such warrants; and
● 23,545,114 shares of Common Stock for resale by certain selling stockholders.

October 11, 2016
A post-effective amendment to the 2016 Registration Statement is declared effective, deregistering:
● $2,199,000 of units remaining unsold as of the termination of the units offering on April 15, 2016; and
● $219,900 of warrants and Common Stock issuable upon the exercise of such warrants remaining unissued to the placement agent for the units offering as of the termination of the units offering on April 15, 2016.

Such post-effective amendment deregistered all of the units, placement agent warrants and the related shares issuable upon exercise of such placement agent warrants that were registered but unsold or unissued under the 2014 Registration Statement.

July 2, 2018
A post-effective amendment to the 2016 Registration Statement is filed (the “2018 Post-Effective Amendment”), with the following explanatory note, “The Registrant is filing this Post-Effective Amendment No. 2 to the Registration Statement to terminate the Registration Statement and deregister all of the securities thereunder that remain unsold as of the date hereof, consisting of (1) resale by the selling stockholders listed in the prospectus thereto of 23,545,114 outstanding shares of the Registrant’s common stock, par value $0.001 per share (the “Common Stock”), (2) resale of 28,483,337 shares of Common Stock issuable upon the exercise of warrants by such selling stockholders and (3) resale of 958,334 shares of Common Stock issuable upon exercise of warrants by the placement agents for the private placements described in such prospectus.”
The Company acknowledges the Staff’s comment and confirms to the Staff that the shares of common stock referenced in clauses (2) and (3) of the explanatory note in the 2018 Post-Effective Amendment were not registered in the 2016 Registration Statement at the time it was declared effective. The Company advises the Staff that the Company inadvertently included the resales of the shares of common stock referenced in clauses (2) and (3) of the explanatory note in the 2018 Post-Effective Amendment due to a typographical error. The Company is submitting today by electronic submission a revised post-effective amendment to the 2016 Registration Statement with a new explanatory note that clarifies that clauses (2) and (3) to the 2018 Post-Effective Amendment explanatory note were included as the result of a typographical error, and only the resales of the shares of common stock referenced in clause (1) were intended to be de-registered by the 2018 Post-Effective Amendment.

September 14, 2018

Based on the above revised analysis of the amount of shares to deregister on the post-effective amendments to the 2014 Registration Statement and the 2016 Registration Statement, the Company has also revised the amount of shares registered by the Registration Statement and the calculation of the fee payable for the Registration Statement in reliance on Rule 457(p). The Company advises the Staff that its intention is to register in the Registration Statement all shares being deregistered from the 2014 Registration Statement and the 2016 Registration Statement through the above-described post-effective amendments. Because the Company is a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is unable to avail itself of Item 12(b) of Form S-1 permitting the incorporation by reference of reports filed under the Exchange Act after the effective date of a Form S-1 registration statement. In order to minimize the administrative burden of making ongoing updates to include required information in each of the 2014 Registration Statement, the 2016 Registration Statement and the Registration Statement, the Company desires to deregister the shares remaining registered for resale under the 2014 Registration Statement and the 2016 Registration Statement and to register such shares on the Registration Statement, such that the Company is only required to update by including the required information in the Registration Statement going forward.

Amendment No. 6 to the Registration Statement included in its fee table and disclosures the resale by certain selling stockholders of the 23,545,114 shares of Common Stock originally included in, but deregistered from, the 2016 Registration Statement. The Company has revised the fee table and disclosures in Amendment No. 7 to the Registration Statement to increase the total number of shares registered for resale by the selling stockholder from 110,438,733 shares to 152,894,733 shares, which reflects the addition to the Registration Statement of the resale by certain selling stockholders of the 42,456,000 shares of Common Stock originally included in, but deregistered from, the 2014 Registration Statement, as described above. The Company has also revised the fee table in Amendment No. 7 to the Registration Statement to clarify, in footnote (5) to such Registration Statement, that the $4,649.40 fee payable for the Registration Statement is offset pursuant to Rule 457(p) by $3,689.42, which represents the sum of (a) the $3,499.74 registration fee previously paid with respect to 42,456,000 shares of Common Stock previously registered for resale by certain selling stockholders on the 2014 Registration Statement, which securities were deregistered on a post-effective amendment to the 2014 Registration Statement as described above, and which securities are included in the amount to be registered by the Registration Statement, and (b) the $189.68 registration fee previously paid with respect to 23,545,114 shares of Common Stock previously registered for resale by certain selling stockholders on the 2016 Registration Statement, which securities were deregistered on a post-effective amendment to the 2016 Registration Statement as described above, and which securities are included in the amount to be registered by the Registration Statement.

September 14, 2018

The Company acknowledges to the Staff that, as a result of the Company’s reliance of Rule 457(p), the related securities from the 2014 Registration Statement and the 2016 Registration Statement were immediately deemed deregistered upon the filing of the initial Registration Statement relying on Rule 457(p) on September 23, 2016. The Company respectfully advises the Staff that (1) since the unit offering terminated on April 15, 2016, all offers and sales of units and common stock underlying such units occurred prior to any deregistration as a result of the Company’s reliance on Rule 457(p), (2) all resales by selling stockholders on or after September 23, 2016 of the Common Stock registered pursuant to the 2014 Registration Statement and the 2016 Registration Statement held by such selling stockholders were exempt from registration pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and (3) all exercises of warrants and resales of the shares of Common Stock issuable from such warrants by selling stockholders registered pursuant to the 2014 Registration Statement and the 2016 Registration Statement that occurred after September 23, 2016 were exempt from registration because such warrants were offered and sold on an exempt basis in accordance with Section 4(a)(2) of the Securities Act.

Series A Warrant Conversion, page 20

4.
Please reconcile your disclosure in this section regarding shares underlying preferred stock with the information in the fee table to your registration statement and in exhibit 5.1.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to clarify that the 293 shares of the Company’s Series B Convertible Preferred Stock, $0.001 par value (the “Series B Preferred Stock”), were converted on April 29, 2016 into 3,657,278 shares of Common Stock, pursuant to an exemption provided by Section 3(a)(9) of the Securities Act. The Common Stock being registered for resale by the Registration Statement, and the Common Stock included in our opinion filed as Exhibit 5.1 to the Registration Statement as to the legality of the securities being registered, includes the 3,657,278 shares of Common Stock issued on April 29, 2016 as a result of the conversion of the Series B Preferred Stock.

2016 equity offering, page 21

5.
Please reconcile the amount of securities offered in your 2016 offering with the amount registered in your registration statement for that offering. For guidance see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations 240.05 and 240.06 available on the Commission’s website.

As disclosed on page 21 of the Registration Statement, between March 11, 2016 and April 15, 2016, the Company issued an aggregate of 30,016,670 units for an aggregate purchase price of $1,800,950. Each unit consisted of (i) one share of Common Stock and (ii) one Class L warrant to purchase one share of Common Stock at an exercise price of $0.08 per share. The units were offered pursuant to the 2016 Registration Statement. The 2016 Registration Statement registered the offering of up to $4,000,000 of units, with the fee for such offering of units calculated pursuant to Rule 457(o) under the Securities Act based on the maximum aggregate offering price of the units being registered thereunder. The Common Stock included as part of the units was also registered in the 2016 Registration Statement and, as noted in the footnote to the fee table of the 2016 Registration Statement, pursuant to Rule 457(g) under the Securities Act, no additional fee was payable for the registration of such Common Stock included as part of the units. The Company acknowledges to the Staff that the Common Stock underlying the Class L warrants included as part of the units was not registered as part of the 2016 Registration Statement, as the fee paid for the 2016 Registration Statement did not include the fee payable based on the exercise price of the Class L warrants. The Company is therefore registering, as part of the Registration Statement, the Common Stock issuable upon the exercise of the Class L warrants included as part of the units offered in the 2016 equity offering, to the extent such Class L warrants are still outstanding, as discussed in the paragraph below.

September 14, 2018

6.
If your offer and sale of the shares to the holders of the warrants you sold in your 2016 equity offering is not registered on a currently effective registration statement, please tell us the exemption from registration available for that warrant exercise transaction.

The Company acknowledges to the Staff that, as discussed in the immediately preceding paragraph, the offer and sale of the shares to the holders of the warrants sold in the 2016 equity offering is not registered on a currently effective registration statement. The Company respectfully advises the Staff that all shares issuable upon exercise of the Class L warrants included as part of the units offered in the 2016 equity offering were exempt from registration because such warrants were offered and sold on an exempt basis in accordance with Section 4(a)(2) of the Securities Act. The Company has revised the disclosure in the Registration Statement regarding the 2016 equity offering to clarify that the Common Stock underlying the Class L warrants included as part of the units offered in the 2016 equity offering was not registered on the 2016 Registration Statement. The Company has further revised the disclosure in the Registration Statement regarding the 2016 equity offering to clarify that, to the extent exercised, the Class L warrants were exercised on an exempt basis in accordance with Section 4(a)(2) of the Securities Act.

Where you can find information; Incorporation of certain information by reference; page 68

7.
It appears that the Form 8-K you filed on June 29, 2018 should be specifically incorporated by reference into your prospectus. Please revise as appropriate.

The Company acknowledges to the Staff that the Company is a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act, and that, as a result, the Company is ineligible to incorporate information by reference pursuant to General Instruction VII of Form S-1. The Company has revised the Registration Statement to remove the disclosure indicating that the Company was incorporating certain information by reference, and the Company has updated the prospectus in such Registration Statement to include the disclosure from the Form 8-K filed on June 29, 2018 regarding the Company’s entry into a material contract.

September 14, 2018

If you have any questions about this letter, please do not hesitate to call me at (415) 268-7096.

Very truly yours, /s/ Murray Indick Murray Indick

cc:
Kevin A. Richardson III, Acting Chief Executive Officer, SANUWAVE Health, Inc.
Lisa Sundstrom, Chief Financial Officer, SANUWAVE Health, Inc.